NO ACT

PE
1-13-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





10010759

March 12, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-12-10

Marie Gibson
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Re: Mylan Inc.
Incoming letter dated January 13, 2010

Dear Ms. Gibson:

This is in response to your letters dated January 13, 2010 and March 1, 2010 concerning the shareholder proposal submitted to Mylan by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated February 23, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Charles Jurgonis
Plan Secretary
American Federation of State, County and Municipal Employees, AFL-CIO
1625 L Street, NW
Washington, DC 20036-5687

March 12, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mylan Inc.
Incoming letter dated January 13, 2010

The proposal urges the compensation committee of the board of directors to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment and to report to shareholders regarding the policy.

There appears to be some basis for your view that Mylan may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause Mylan to breach existing compensation agreements and require Mylan to impose restrictions on transferability of shares already issued. It appears that these defects could be cured, however, if the proposal were revised to state that it applies only to compensation awards made in the future. Accordingly, unless the proponent provides Mylan with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Mylan omits the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that Mylan may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty what actions or measures the proposal requires. Accordingly, we do not believe that Mylan may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

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March 1, 2010

VIA E-MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

RE: Mylan Inc. Response to Letter dated February 23, 2010 Related to the Shareholder Proposal of American Federation of State, County and Municipal Employees ("AFSCME") Employees Pension Plan

Dear Sir or Madam:

I refer to my letter dated January 13, 2010 (the "January 13 Letter"), pursuant to which Mylan Inc., a Pennsylvania corporation (the "Company"), requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the AFSCME Employees Pension Plan (the "Proponent") may be properly omitted pursuant to Rule 14a-8(i)(2), Rule 14a-8(i)(6) and Rule 14a-8(i)(3) from the proxy materials to be distributed by the Company in connection with its 2010 annual meeting of shareholders (the "2010 proxy materials").

This letter is in response to the letter submitted by the Proponent to the Staff, dated February 23, 2010 (the "Proponent's Letter"), and supplements the January 13 Letter.

In accordance with Section C of Staff Legal Bulletin No. 14D (CF) (November 7, 2008) ("SLB No. 14D"), we are e-mailing this letter to the Staff. In accordance with Rule 14a-8(j)(1), a copy of this submission is being sent simultaneously to the Proponent. The Company agrees to promptly forward to the Proponent any response from the Staff that the Staff transmits by e-mail or facsimile to the Company only. Finally, Rule 14a-8(k) and Section E of SLB No. 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that, if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

I. The Proponent's Letter Improperly Attempts to Recast the Proposal as a Recommendation Rather than a Requirement that Would Impose a Legal Restriction on Share Transferability

The entire argument in the Proponent's Letter with respect to the Rule 14a-8(i)(2) and Rule 14a-8(i)(6) exclusions rests on the single false assertion that the Proposal's share-retention policy is a recommendation rather than a legally enforceable requirement. On page 2 of the Proponent's Letter, the Proponent claims that the policy would not require the Compensation Committee of the Company's Board of Directors (the "Compensation Committee") to legally restrict transfer of any shares, but would instead "strongly recommend to senior executives that they retain a specified proportion of shares." However, the clear and plain language of the Proposal does not indicate that it is only a recommendation and is intended to lack legal enforceability. In fact, the Proposal's plain language clearly contradicts such an assertion. The Proposal requests that shareholders of the Company urge the Compensation Committee to "adopt a policy **requiring** that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment . . . ." (emphasis added). The Proposal further states "**[r]equiring** senior executives to hold a significant portion of shares obtained through compensation plans after the termination of employment would focus them on Mylan's long-term success and would better align their interests with those of Mylan shareholders." (emphasis added). The plain language and intent of the Proposal is unmistakable. The Proposal, if adopted by the Company, on its face clearly **requires** senior executives to retain their shares. By claiming that the policy contemplated by the Proposal is merely a recommendation without legal force and, therefore, is incapable of violating Rule 14a-8(i)(2) or Rule 14a-8(i)(6), the Proponent mischaracterizes the essence and very nature of the Proposal. Moreover, as indicated in Section II.A.1 of the January

13 Letter, the Staff has held that even a precatory policy is excludable if the action called for by the proposal would violate state, federal or foreign law. *See also Pfizer Inc.* (publicly available December 21, 2009) (concurring in the exclusion of a proposal requesting the board undertake steps to permit shareholders to act by written consent). In addition, the Proponent's Letter fails to refute Mylan's argument that the Proposal would result in the unequal treatment of shareholders in violation of Pennsylvania law.

It is apparent that the Proponent, having read the January 13 Letter, now realizes that a legal transfer restriction on shares such as the one contained in the Proposal violates state law and, accordingly, the Proponent now seeks to recast the Proposal as adoption of a non-binding policy lacking legal force. Such a recharacterization of the Proposal is improper and unconvincing.

II. The Proponent's Letter Fails to Refute Mylan's Argument that the Proposal is Impermissibly Vague and Indefinite

The Proponent's Letter fails to refute Mylan's argument that the Proposal is impermissibly vague and indefinite and fails to define key terms or otherwise provide guidance on how the Proposal would be implemented if adopted. Rather than respond to the numerous ambiguities and uncertainties identified by Mylan in the January 13 Letter, other than which persons would be treated as "senior executives," the Proponent quickly acknowledges that the Proposal does not address certain key elements of the Proposal, including which plans would be treated as "equity compensation plans," which shares would be subject to the holding period requirement, and how to address the permissibility of hedging transactions under the Proposal. Instead, the Proponent contends that the "Committee is in the best position to determine." This very admission highlights the fact that the Proposal is, in fact, vague and indefinite. In addition, the Proponent improperly attempts to shift to Mylan the burden of resolving the Proposal's deficiencies and to clarify for shareholders how the Proposal should be interpreted or implemented.

If the Proponent cannot resolve the ambiguities or uncertainties in the Proposal and instead relies on Mylan to implement the Proposal, then it is clear that shareholders voting on the Proposal would be unable to determine with any reasonable certainty precisely what actions or measures the Proposal would require or how Mylan would implement the Proposal if approved.

III. The Proponent Should Not Be Permitted to Revise the Proposal

Although we recognize that the Staff will, in limited circumstances, permit proponents to revise their proposals to correct problems that are "minor in nature and do not alter the substance of the proposal," Mylan believes that the Staff should not grant the Proponent an opportunity to correct the widespread substantive flaws in the Proposal. Section B.2 of Staff Legal Bulletin No. 14B (September 15, 2004).

As described above and in the January 13 Letter, the Proposal, if implemented, would cause Mylan to violate Pennsylvania law. After these fatal defects were identified by Mylan, and after realizing its inability to refute Mylan's arguments, the Proponent now attempts to rewrite the substance of the Proposal by providing that the Proposal "would not impose a legal restriction on the transfer of shares by Mylan's senior executives." Such a revision would constitute a fundamental change to the Proposal and would result in a proposal that materially differs from the Proposal presented. For these reasons, Mylan requests that the Staff not offer the Proponent an opportunity to revise the Proposal, because it would materially alter the Proposal as presented.

IV. Conclusion

For the reasons set forth above and in the January 13 Letter, the Company believes that the Proposal may properly be omitted from the 2010 proxy materials pursuant to Rule 14a-8(i)(2), Rule 14a-8(i)(6) and Rule 14a-8(i)(3) and requests the Staff's concurrence with its views.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 735-3207.

Very truly yours,



Marie Gibson

cc: Joseph F. Haggerty, Esq., Executive Vice President, Global General Counsel and Corporate Secretary, Mylan Inc.
Mr. Charles Jurgonis, AFSCME Employees Pension Plan



EMPLOYEES PENSION PLAN

February 23, 2010

VIA EMAIL
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; request by Mylan Inc. for determination allowing exclusion

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the American Federation of State, County and Municipal Employees, Employees Pension Plan (the "Plan") submitted to Mylan Inc. ("Mylan" or the "Company") a shareholder proposal (the "Proposal") asking the Compensation Committee (the "Committee") of Mylan's board of directors to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment with Mylan (through retirement or otherwise) and to report on the policy to shareholders before Mylan's 2011 annual meeting of shareholders. The Proposal recommends that the Committee not adopt a percentage lower than 75% of net after-tax shares.

In a letter dated January 13, 2010, Mylan stated that it intends to omit the Proposal from its proxy materials being prepared for the 2010 annual meeting of shareholders and asked that the Staff of the Division issue a determination that it would not recommend enforcement action if Mylan did so. Mylan argued that it is entitled to exclude the Proposal pursuant to (a) Rule 14a-8(i)(2), as causing the Company to violate state law; (b) Rule 14a-8(i)(6), on the ground that the Proposal is beyond Mylan's power to implement; and (c) Rule 14a-8(i)(3), as materially false or misleading to shareholders. Because Mylan has not met its burden of proving that it is entitled to rely on any of these three exclusions, the Plan respectfully urges that its request for relief should be denied.

The Proposal Would Not Impose a Legal Restriction on the Sale of Shares by Senior Executives

Mylan urges that implementation of the Proposal is excludable pursuant to Rule 14a-8(i)(2) and (i)(6) because the retention policy sought in the Proposal would constitute a new transfer restriction on shares which (a) is not in accordance with sections 1529(b) and 1521(d) of the Pennsylvania Consolidated Statutes ("PCS"), and (b) would cause the Company to breach existing contracts with its senior executives.

These arguments reflect a fundamental misreading of the Proposal. The Proposal does not ask the Committee to legally restrict transfer of any shares held by senior executives. A legal restriction on the transfer of shares renders any purported transfer of those shares void. In other words, an executive holding restricted shares simply could not effectively transfer them. That is not what the Proposal attempts to do.

Instead, the policy suggested in the Proposal would strongly recommend to senior executives that they retain a specified proportion of shares. If an executive chooses not to abide by the policy, his shares are still freely transferable; he can sell them despite the existence of the policy.

Many companies have adopted retention policies like the one suggested in the Proposal, and they do not operate by imposing legal restrictions on transfer of shares. These policies are generally framed as expecting executives to comply. The policy at Pinnacle West Capital Corporation, for instance, states: "Under the policy, the Company expects executive officers to not sell or transfer shares of restricted stock (net of shares utilized to satisfy tax withholding obligations) within six months of the date on which such shares become vested." (See http://www.pinnaclewest.com/main/pnw/AboutUs/commitments/governance/retention/default.html) Similarly, Pitney Bowes, which imposes a retention requirement in conjunction with a stock ownership requirement, says that "Covered Executives" are "expected" to hold 100% of net after-tax shares until the multiple of salary requirement is met. (See http://pb.com/cgi-bin/pb.dll/jsp/GenericEditorial.do?catOID=-22534&editorial_id=Exec_Stock_Guide&lang=en&country=US)

Indeed, Sunoco, which is also incorporated in Pennsylvania, imposes a stock retention requirement. It provides that "Senior executives who are below their ownership guidelines are expected to retain shares equal to 100% of the after-tax gain on the option exercise, and senior executives who are above their stock ownership guidelines and who are exercising stock options are expected to retain shares equal to 50% of the after-tax gain on the option exercises for one year from the date of exercise." (See Definitive Proxy Statement Filed on March 17, 2009, at p. 40 (available at http://www.sec.gov/Archives/edgar/data/95304/000119312509056076/ddef14a.htm#tx40781_40))

Similarly, H.J. Heinz Company, another Pennsylvania corporation, requires that "[u]ntil ownership guidelines are met, executives must retain at least 75% of the after-tax gain on shares acquired through the exercise of options and retain 75% of shares of common stock received on the vesting of RSUs on an after-tax basis." (See Definitive Proxy Statement filed on July 1,

2009, at pgs. 31 – 32 (available at
http://www.sec.gov/Archives/edgar/data/46640/000095012309019545/l35211bdef14a.htm)) The adoption of retention policies by Sunoco and Heinz strongly suggests that such policies do not violate the PCS in the ways claimed by Mylan.

Of course, even though a stock retention policy does not legally restrict transfer of shares, there may be negative employment-related consequences for not following the policy. At FPL Group, for example, an executive who fails to comply with that company's retention policy is not eligible for further equity-based awards for a period of two years. (See FPL Group Stock Retention Policy, available at
http://www.fplgroup.com/governance/contents/stock_retention.shtml)

The fact that the policy requested in the Proposal would not legally restrict the transfer of shares held by senior executives also means that Mylan would not violate existing contracts with those executives by adopting the policy. The instant situation is distinguishable from the determinations cited by Mylan on this point.

In Citigroup Inc. (available Feb. 18, 2009) and NVR Inc. (available Feb. 17, 2009), the companies argued that a retention policy similar to the one suggested in the Proposal would violate Delaware and Virginia law because it would require the companies to impose legal restrictions on transfer of already-issued shares and thus would cause the companies to breach existing contracts. The proponent (the same one in both cases) did not dispute that the proposals would impose such restrictions, and responded only by offering to revise them. (The Staff allowed the proposed revisions, which the companies had opposed on the ground that they were not minor in nature.) Here, however, the Plan strongly disagrees that the Proposal would impose legal restrictions on the transfer of any shares owned (now or in the future) by senior executives of Mylan. The Citigroup and NVR determinations are thus inapposite.

In sum, the policy suggested in the Proposal would not impose a legal restriction on the transfer of shares by Mylan's senior executives. Rather, that policy would communicate the Company's expectation that Mylan's senior executives should retain a certain percentage of shares acquired through equity compensation programs, in order to promote better alignment between the interests of senior executives and those of Mylan's shareholders. In no way would Mylan's senior executives be legally precluded from selling shares in violation of the policy, although Mylan could choose to impose consequences related to a senior executive's employment. Accordingly, the policy would not violate the PCS, nor would it lead Mylan to violate existing contracts. For those reasons, the Plan respectfully urges that Mylan is not entitled to exclude the Proposal in reliance on Rule 14a-8(i)(2) or (i)(6).

The Proposal is not Materially False or Misleading

Mylan claims that the Proposal is so inherently vague and indefinite that neither shareholders voting on the Proposal, nor Mylan, implementing the Proposal (if adopted), would be able to tell with any reasonable certainty what actions the Proposal requires. Thus, Mylan argues, it may exclude the Proposal in reliance on Rule 14a-8(i)(3). None of Mylan's objections in this vein has any merit.

First, Mylan, objecting to the Proposal's use of the term "senior executives," complains that it is not clear to whom the Proposal is intended to apply. But long-standing interpretations by the Division have created and reinforced a distinction between senior executives and other employees of a company; the compensation of the former does not relate to a company's ordinary business operations—and proposals addressing it are thus not excludable in reliance on Rule 14a-8(i)(7)—while the compensation of the latter does so relate. For example, in Eastman Kodak Company (available Feb. 13, 1992), the Division stated:

> The Division is unable to concur in your view that the proposal may be excluded under Rule 14a-8(c)(7) .... [I]n view of the widespread public debate concerning executive and director compensation policies and practices, and the increasing recognition that these issues raise significant policy issues, it is the Division's view that proposals relating to *senior executive* compensation no longer can be considered matters relating to a registrant's ordinary business. Under the circumstances, the staff does not believe that the Company may rely on Rule 14a-8(c)(7) as a basis to exclude the proposal from its proxy materials (emphasis added).

The Staff has rejected, on numerous occasions, the argument that the phrase "senior executives" is excessively vague. In Pier 1 Imports, Inc. (available Apr. 9, 2009), the company contended that it could not determine to whom an executive compensation proposal aimed at senior executives applied and that the proposal was accordingly excludable in reliance on Rule 14a-8(i)(3). The Staff declined to grant the requested relief. The same result was obtained in Morgan Stanley (available Mar. 12, 2009), Comerica Inc. (available Mar. 9, 2009), JPMorgan Chase & Co. (available Mar. 18, 2009), The AES Corporation (available Mar. 12, 2008), Avaya, Inc. (available Oct. 18, 2006), SBC Communications (available Jan. 18, 2005) and Emerson Electric Co. (available Oct. 24, 2005).

Second, Mylan urges that the Proposal is not sufficiently precise regarding which shares would be covered by the requested policy. Specifically, Mylan complains that the Proposal does not describe the fate of shares (a) acquired before someone became a senior executive, (b) acquired by a senior executive upon exercise of options which themselves were granted before she became a senior executive and (c) acquired upon the exercise of options granted while someone was a senior executive but exercised after she no longer was a senior executive. Similarly, Mylan argues that the Proposal's failure to define "equity compensation program" is fatal.

The Proposal need not specify every possible detail, however, in order to avoid exclusion pursuant to Rule 14a-8(i)(3). Key to this discussion is the concept of materiality: a misstatement or omission must be material to shareholders' decisions regarding how to vote on the Proposal.

Here, neither the treatment of various categories of shares whose acquisition straddles a change of status to or from "senior executive" nor the exact definition of equity compensation plan is material to shareholders' voting decisions. The key terms of the Proposal are clearly set forth.

Mylan faults the Proposal for not stating whether hedging transactions should be permitted under the policy. As with the details discussed above, the Plan believes that the Committee is in the best position to determine whether senior executives should be permitted to hedge their exposure to shares they retain pursuant to the policy. All the Proposal states is that hedging transaction should be addressed. The mandate to the Committee is unambiguous, then; shareholders, similarly, would understand that the Proposal could result in a policy allowing or prohibiting hedging.

Finally, Mylan contends that the absence in the Proposal of any discussion of the potential negative consequences of implementing the Proposal—specifically, that doing so would cause Mylan to breach contracts with executives—renders it materially false or misleading. The Plan has already explained above that this notion rests on the mistaken assumption that the Proposal would result in legal restriction on the transfer of shares owned by Mylan's senior executives, which it would not do. In any event, if Mylan wishes to highlight any negative consequences that it believes would flow from implementation of the Proposal, the proper forum for such a discussion is in Mylan's Statement in Opposition to the Proposal.

* * * *

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007. The Plan appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,



Charles Jurgonis
Plan Secretary

cc: Marie Gibson
Skadden, Arps, Slate, Meagher & Flom LLP
Marie.Gibson@Skadden.com

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January 13, 2010

VIA E-MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

RE: Mylan Inc. -- Omission of Shareholder Proposal Submitted by the American Federation of State, County and Municipal Employees ("AFSCME") Employees Pension Plan

Dear Sir or Madam:

We are writing on behalf of our client, Mylan Inc., a Pennsylvania corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") submitted by the American Federation of State, County and Municipal Employees ("AFSCME") Employees Pension Plan (the "Proponent") may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2010 annual meeting of shareholders.

In accordance with Section C of Staff Legal Bulletin No. 14D (CF) (November 7, 2008) ("SLB No. 14D"), we are e-mailing to the Staff (i) this letter and (ii) the Proposal and cover letter, dated November 24, 2009, submitted by the Proponent and attached hereto as Exhibit A. In accordance with Rule 14a-8(j)(1), a copy of this submission is being sent simultaneously to the Proponent. The Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only. Finally, Rule 14a-8(k) and Section E of SLB No. 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

I. THE PROPOSAL

The Proposal reads as follows:

> **RESOLVED**, that shareholders of Mylan urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before Mylan's 2011 annual meeting of shareholders. The shareholders recommend that the Committee not adopt a percentage lower than 75% of net after-tax shares. The policy should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to the executive.

The Company requests that the Staff concur with the Company's view that the Proposal may be excluded from the Proxy Materials (i) under Rule 14a-8(i)(2), because the Proposal, if implemented, would cause the Company to violate state law; (ii) under Rule 14a-8(i)(6), because the Company lacks the power or authority to implement the Proposal; and (iii) under Rule 14a-8(i)(3), because the Proposal is vague and indefinite and, therefore, materially false and misleading in violation of Rule 14a-9.

II. BASES FOR EXCLUDING THE PROPOSAL

A. The Proposal May Be Excluded Under Rule 14a-8(i)(2) Because Its Implementation Would Cause the Company to Violate State Law

1. *Background of Relief Under Rule 14a-8(i)(2)*

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal if implementation of the proposal would cause the company to "violate any state, federal, or foreign law to which it is subject." The Company is incorporated under the laws of the Commonwealth of Pennsylvania. For the reasons set forth below, and in the Pennsylvania law legal opinion attached hereto as Exhibit B (the "Pennsylvania Law Opinion"), the Company believes that the Proposal is excludable under Rule 14a-8(i)(2) because implementation of the Proposal would (a) cause the Company to impose a new transfer restriction on shares of the Company's stock issued to senior executives in violation of Pennsylvania law and (b) cause the Company to breach existing contracts pursuant to equity compensation programs with senior executives.

The senior executives have the opportunity to acquire, and have acquired, shares of the Company's common stock in the form of stock options, restricted stock awards, restricted stock units and performance stock units ("equity awards") under various equity compensation plans of the Company (the "Plans").[1] The terms of each equity award are established pursuant to an agreement between the Company and the recipient (collectively, the "award agreements"). The Company has issued common stock to senior executives upon their exercise of equity awards granted to them under the Plans.

None of the Plans or the award agreements places on the senior executives an obligation to hold any stock acquired upon exercise of an award until two years after termination of employment nor do the Plans or the award agreements provide for the possibility of later adding such a restriction to the shares issued. As a result, implementation of the Proposal would require the Company to (i) unilaterally amend the terms of the Plans and the outstanding award agreements to impose the holding period requirement on shares of common stock that may be issued to senior executives upon the exercise or settlement of existing equity awards and (ii) unilaterally impose a new restriction on transfer of shares of common stock already

---

[1] Such Plans include the 1997 Incentive Stock Option Plan, and the Amended and Restated 2003 Long-Term Incentive Plan, as amended.

issued to the senior executives upon the exercise or settlement of existing equity awards.

Even though the Proposal "urge[s]" the Company to adopt a share retention policy, the Staff has held that even a precatory policy is excludable if the action called for by the proposal would violate state, federal or foreign law. *See, e.g.*, *Gencorp Inc.* (publicly available December 20, 2004) (concurring in the exclusion of a proposal requesting amendment of the company's governing instruments to require implementation of all shareholder proposals receiving a majority vote). *See also Badger Paper Mills, Inc.* (publicly available March 15, 2000); and *Pennzoil Corporation* (publicly available March 22, 1993).

2. *The Proposal Would Cause the Company to Violate Pennsylvania Law Because It Would Impose a New Transfer Restriction Which is not in Accordance with Pennsylvania Law*

The Proposal urges the Company to adopt a policy requiring that senior executives retain at least 75% of the net after-tax shares acquired through the Company's compensation plans until two years following the termination of their employment. This restriction would apply to shares of the Company's stock previously issued and held by senior executives at the time the Proposal is adopted. Presently, such shares are not subject to any restriction on transfer of the nature required by the Proposal.

As more fully described in the Pennsylvania Law Opinion, the Proposal violates Pennsylvania law because, if implemented, it would require the Company to adopt a policy that would unilaterally impose a transfer restriction on previously issued and outstanding shares of the Company's stock.

Section 1529(b) of Title 15 ("Section 1529(b)") of the Pennsylvania Consolidated Statutes (the "PACS") provides that "[a] restriction on the transfer or registration of transfer of securities of a business corporation may be imposed by the bylaws or by an agreement among any number of securityholders or among them and the corporation. A restriction so imposed shall not be binding with respect to securities issued prior to the adoption of the restriction unless the holders of the securities are parties to the agreement or voted in favor of the restriction." However, the Proposal attempts to impose a restriction on securities that is not contained in any agreement, Pennsylvania law or the Company's By-Laws (the "By-Laws") and without the consent of the holders of such securities. Unless the right to transfer is subject to restriction by agreement or in the By-Laws, the shareholder is free to dispose of his or her property. Accordingly, implementation of the Proposal would violate Pennsylvania law, because the Company would be obligated to impose a transfer restriction on previously issued shares held by senior executives, without obtaining the consent of such senior executive, amending the By-Laws[2] or entering into a contractual arrangement with the senior executive that was permissible under Pennsylvania law.

The Staff has regularly concurred that a proposal seeking to impose a holding period requirement on stock already issued upon the exercise of previously granted options is beyond a company's power to implement and, if implemented, would violate state law. *See JPMorgan Chase & Co.* (publicly available March 9, 2009) (concurring in the exclusion of a similar proposal for violating Delaware law); Citigroup Inc. (publicly available February 18, 2009) (concurring in the exclusion of a similar proposal for violating Delaware law); and *NVR, Inc.* (publicly available February 17, 2009) (concurring in the exclusion of a similar proposal for violating Virginia law).

3. *The Proposal Would Cause the Company to Violate Pennsylvania Law Because It Would Breach Existing Contracts*

The Proposal, if implemented, would impose restrictions on transfer on shares that may be issued upon the exercise or settlement of currently outstanding awards that conflict with the existing Plans, compensation contracts and arrangements between the Company and its senior executives. As more fully described in the Pennsylvania Law Opinion, such a requirement would violate Pennsylvania law, because the Proposal would either violate existing Plans, contracts and arrangements or be considered a unilateral amendment to such Plans, contracts and arrangements in violation of their express terms.

The Company has previously agreed to the specific terms, provisions and contractual obligations pursuant to award agreements governing awards granted under the Plans.[3] Neither the Plans nor the award agreements require a two-year holding requirement as envisioned under the Proposal. Moreover, the Plans do not

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[2] If the Company were to amend the By-Laws, any restriction on transfer contained therein would not be binding on previously issued shares absent the consent of the holders of such securities per Section 1529 of the PACS and the terms of existing contracts as more fully described in Section II.A.3. below.

[3] In fact, as noted in the Proposal, the Company has a minimum stock ownership guideline requiring executives to own a number of shares of the Company's stock as a multiple of salary under which guideline executives have until 2011 and 2013 to comply.

permit the Company to unilaterally amend the Plans to impose additional terms and conditions if such amendment could adversely affect the participant. For example, the 2003 Long-Term Incentive Plan states that " . . . no termination or amendment of the Plan may, without the consent of the Participant to whom any Award shall theretofore have been granted under the Plan, materially adversely affect the right of such individual under such Award . . . ." If implemented, the Proposal would require the Company to unilaterally amend the Plans to impose a two-year holding requirement. Such amendments would be interpreted as adversely affecting participants and, thus, a breach of contract under Pennsylvania law.

Under Pennsylvania law, a breach of a contract by a Pennsylvania corporation violates state law. *See e.g., Atacs Corp. v. Trans World Communs.*, 155 F.3d 659 (3d Cir. Pa. 1998); *Del Vitto v. Schiavo*, 370 Pa. 299 (Pa. 1952). A breach of a contract is "a failure, without legal excuse, to perform any promise which forms part of [the] contract." Williston on Contracts § 63.1 (4th ed. 1999). "A defendant in a breach of contract action is liable for all damage resulting from the breach that could have been fairly and reasonably contemplated by the parties to the contract at the time of its execution." *United Shoe Workers v. Brooks Shoe Mfg. Co.*, 298 F.2d 277 (3d Cir. Pa. 1962).

The Staff has previously stated that "[p]roposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2) . . . because implementing the proposal would require the company to violate applicable law . . . ." Staff Legal Bulletin No. 14B (CF), Section E (September 15, 2004) ("SLB No. 14B"). The Staff has also previously concurred with the omission of shareholder proposals under Rule 14a-8(i)(2) where the proposals would breach existing compensation contracts. *See Citigroup Inc.* (publicly available February 18, 2009) (concurring in the exclusion of a proposal seeking to mandate holding periods because it may cause the company to breach existing compensation agreements); *NVR, Inc.* (publicly available February 17, 2009) (concurring in the exclusion of a proposal seeking to mandate holding periods because it may cause the company to breach existing compensation agreements); *Citigroup Inc.* (publicly available February 18, 2003) (concurring in the exclusion of a proposal to abolish all stock option programs, because it may cause the company to breach existing contractual obligations); *SBC Communications* (publicly available February 7, 2003) (concurring in the exclusion of a proposal seeking to mandate performance hurdles, holding periods and "other measures to ensure that executives face downside financial risk" in all equity compensation plans); *Sensar Corp.* (publicly available May 14, 2001) (concurring in the exclusion of a proposal to rescind and reauthorize options granted by the company on new terms, because it may cause the company to breach existing compensation agreements); and *Mobil*

Corp. (publicly available January 29, 1997) (concurring in the exclusion of a proposal seeking a policy that no executive may exercise a stock option within six months of a workforce reduction, because such a policy would require the company to breach existing stock option agreements).

4. *The Proposal Would Result in the Unequal Treatment of Shareholders in Violation of Pennsylvania Law*

If the Company were to implement the Proposal, it would have the effect of treating shares acquired through equity compensation plans held by "senior executives" differently (and unequally) from the shares held by all other shareholders (in that the shares held by "senior executives" would not have the right to freely transfer such shares). As more fully described in the Pennsylvania Law Opinion, such unequal treatment would violate Pennsylvania law. More specifically, Section 1521(d) of Title 15 of the PACS requires that "[e]xcept as otherwise provided by the articles or, when so permitted by subsection (c), by one or more bylaws adopted by the shareholders, each share shall be in all respects equal to every other share." 15 Pa.C.S. § 1521(d) (2009). Yet, under the Proposal, the Company would be required to differentiate the rights of shareholders who are "senior executives" from the rights of all other holders, in that shares acquired through equity compensation plans held by holders who are "senior executives" would be subject to a Company-imposed restriction on transfer. Accordingly, implementation of the Proposal would cause the Company to violate Pennsylvania law, because the Proposal would impermissibly treat those shares held by "senior executives" differently from all other shares.

The Staff has previously granted no-action relief (under the predecessor to Rule 14a-8(i)(2)) with respect to the omission of a proposal that was unlawful under Section 501(c) of the New York Business Corporation Law, a provision similar to 15 Pa.C.S. § 1521(d). *See Sears, Roebuck & Co.* (publicly available January 13, 1993) (excluding a proposal as unlawful under Section 501(c) of the BCL because it contemplated the adoption of provisions that would have resulted in disparate voting rights within the same class of stock). As noted above in Section II.A.2. and II.A.3., the Staff has previously concurred in the exclusion of proposals under Rule 14a-8(i)(2) where the implementation of the proposal would violate state law.

The Proposal provides that shareholders who are "senior executives" must retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment (through retirement or otherwise) even though other shareholders would be free to transfer any shares of the Company's stock held by them. The Company's existing equity-based plans and award agreements to senior executives do not currently contain such transfer restrictions. As discussed above and in the Pennsylvania Law Opinion, the implementation of the Proposal would result in the Company violating the "equal treatment" provision of the PACS. Accordingly, the Company believes that it may exclude the Proposal in reliance on Rule 14a-8(i)(2).

B. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal

Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." The Staff has previously concurred in the exclusion of proposals that, if adopted by the company's shareholders, would cause the company to violate applicable state law. *See, e.g.*, *Schering-Plough Corp.* (publicly available March 27, 2008); *Bank of America Corp.* (publicly available February 26, 2008); *The Boeing Co.* (publicly available February 19, 2008); *PG&E Corp.* (publicly available February 25, 2008) (concurring with the exclusion of a proposal under both Rule 14a-8(i)(2) and Rule 14a-8(i)(6)).

The Company's existing stock option plans and other equity-based compensation plans and arrangements (as well as any award agreements between the Company and its senior executives) do not currently contain provisions that impose post-employment transfer restrictions on the securities acquired thereunder. The Proposal, if implemented, would require the Company to unilaterally impose, without the senior executives' consent, a new transfer restriction on such outstanding securities. As more fully explained in Section II.A. above and the Pennsylvania Law Opinion, the implementation of the Proposal would cause the Company to violate Pennsylvania law. Specifically, because the Company does not have the ability to require senior executives who own shares acquired upon the exercise of previously granted equity awards to consent to the Proposal's holding requirements, it lacks the power to implement the Proposal. The Company also lacks the power to implement the Proposal because it would require the Company to breach existing contracts in violation of Pennsylvania law. In Section E of SLB No. 14B, the Staff notes: "Proposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both, because implementing the proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement." Accordingly, the Company believes that the Proposal may be excluded in reliance on Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

C. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Vague and Indefinite and, Thus, Materially False and Misleading in Violation of Rule 14a-9

The Company believes that the Proposal may be properly excluded under Rule 14a8(i)(3), which permits a company to omit a shareholder proposal and the related supporting statement from its proxy materials if such "proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that a proposal will violate Rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Section 8.1 of SLB No. 14B.

The Staff has regularly concurred with the exclusion of shareholder proposals concerning executive compensation under Rule 14a-8(i)(3) where aspects of the proposals created ambiguities that resulted in the proposals being vague or indefinite. In particular, the Staff has allowed exclusion of proposals relating to executive compensation that failed to define key terms or otherwise provide guidance on how the proposal would be implemented. See, for example:

- *Verizon Communications Inc.* (publicly available February 21, 2008) (proposal requesting that the board adopt a new policy for the compensation of senior executives which would incorporate criteria specified in the proposal for future awards of short and long term incentive compensation failed to define critical terms and was internally inconsistent);

- *Prudential Financial, Inc.* (publicly available February 16, 2007) (proposal urging the board to seek shareholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms and was subject to differing interpretations);

- *General Electric Company* (publicly available February 5, 2003) (proposal urging the board "to seek shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees" failed to define critical terms or otherwise provide guidance on how it would be implemented);

- *General Electric Company* (publicly available January 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal);

- *Eastman Kodak Company* (publicly available March 3, 2003) (proposal seeking to cap executive salaries at $1 million "to include bonus, perks [and] stock options" failed to define various terms, including "perks," and gave no indication of how options were to be valued);

- *PepsiCo, Inc.* (publicly available February 18, 2003) (excluding the same proposal as Eastman Kodak cited above on substantially similar arguments);

- *Woodward Governor Co.* (publicly available November 26,2003) (proposal sought to implement "a policy for compensation for the executives . . . based on stock growth" and included a specific formula for calculating that compensation, but did not specify whether it addressed all executive compensation or merely stock-based compensation);

- *International Machines Business Corporation* (publicly available February 2, 2005) (proposal that "the officers and directors responsible" for IBM's reduced dividend have their "pay reduced to the level prevailing in 1993" was impermissibly vague and indefinite); and

- *Pfizer Inc.* (publicly available February 18, 2003) (proposal that the board "shall make all stock options to management and board of directors at no less than the highest stock price," and that the stock options contain a buyback provision "to limit extraordinary gains" was impermissibly vague and indefinite).

The Staff also has consistently concluded that a proposal may be excluded where the meaning and application of terms or standards under the proposals may be subject to differing interpretations. *See, e.g., Berkshire Hathaway Inc.* (publicly available March 2, 2007) (concurring with the exclusion of a proposal restricting Berkshire from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order because the proposal did not adequately disclose to shareholders the extent to which proposal would operate to bar investment in all foreign corporations); *Exxon Corporation* (publicly available January 29, 1992) (concurring with the exclusion of a proposal regarding board member criteria, including that no one be elected to the board "who has taken the company to bankruptcy . . . after losing a considerable amount of money" because vague terms such as "considerable amount of money" were subject to differing interpretations); and *Fuqua Industries, Inc.* (publicly available March 12, 1991) (concurring with the exclusion of a proposal where the "meaning and application of terms and conditions . . . in proposal would have to be made without guidance from the proposal and would be subject to differing interpretations"). In *Fuqua Industries, Inc.*, the Staff stated that "the proposal may be misleading because any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc., supra.*

Like the proposals cited above, the Proposal is impermissibly vague and indefinite because it fails to define key terms or otherwise provide guidance on how the Proposal would be implemented if adopted by the Company's Board of Directors (the "Board"). The Proposal requests that the Board adopt a policy requiring that "senior executives" retain a "significant percentage" of shares "acquired through equity compensation programs" until two years following termination of employment. The Proposal also states that the policy "should address the permissibility" of transactions such as hedging transactions. The ambiguities and uncertainties presented by the Proposal include the following:

- It is impossible to determine with any certainty to whom the holding period requirement would apply. The Proposal fails to define the term "senior executives." Depending on how one interprets the meaning of "senior executives," the Proposal could apply to a significant number of employees if read as senior managers or above or 12 of the Company's elected officers or as few as five Company officers who are "named executive officers" under the Commission's proxy disclosure rules.

- It is impossible to determine with any certainty which of the shares owned by a senior executive would be subject to the holding period requirement. The Proposal states that the holding period requirement should apply to a "significant percentage" of shares acquired by senior executives through equity compensation programs. The Proposal proposes that a "significant percentage" would be at least 75% of "net after-tax shares." However, the Proposal fails to provide any guidance whatsoever as to which shares would be subject to the policy. The ambiguities and uncertainties intrinsic in the Proposal result from the fact that it is not possible to determine from the Proposal whether the shares described below should or should not be included among those subject to the Proposal's limitations:

- shares acquired by an employee pursuant to an option granted and exercised or other award granted and settled before he or she became a senior executive;
- shares acquired by a person who was not a senior executive at the time an award was granted, but who was a senior executive at the time of exercise or settlement; or
- shares acquired pursuant to the exercise or settlement of an award by a person who was a senior executive at the time of grant, but was no longer a senior executive at the time of exercise or settlement.

Reasonable arguments could be made that each type of shares described above should and should not be subject to the policy requested by the Proposal.

The ambiguities in the Proposal are increased by the fact that it fails to provide any guidance as to what constitutes an "equity compensation program." As a result of the multitude of possible interpretations of which shares could be subject to the holding requirement, neither the stockholders in voting on the Proposal nor the Board in implementing the Proposal (if adopted) can know with any reasonable certainty how the policy would operate.

- It is impossible to determine with any certainty whether the Proposal intends for the policy to permit or prohibit hedging transactions. The resolution contained in the Proposal provides that the policy should "address the permissibility of transactions such as hedging transactions." Neither the resolution nor the supporting statement give any indication whether the policy should permit or prohibit hedging transactions, and there is no single answer to that question. As a result, shareholders cannot know what they are being asked to approve, and if shareholders voted to adopt the Proposal, the Board would not know how to implement it.

The Company believes that the ambiguities in the Proposal are more prevalent than the ambiguities inherent in the proposals in two recent instances where the Staff was unable to concur with exclusion under Rule 14a-8(i)(3) of proposals seeking adoption of a similar stock retention policy. *JPMorgan Chase & Co.* (publicly available March 9, 2009); *NVR, Inc.* (publicly available February 17, 2009). The proposals in *JPMorgan Chase &Co.* and *NVR, Inc.* limited the application of the stock retention policy to "Named Executive Officers" and explicitly excluded shares acquired pursuant to "tax deferred retirement plans." In addition, those proposals clearly indicated that the policy should prohibit hedging transactions. The Proposal, however, applies to "senior executives," refers to all "equity compensation programs" and provides no guidance as to hedging transactions but instead refers to "permissibility" of hedging transactions. The Proposal fails to provide any guidance as to these components that are crucial to application of the requested policy and is, therefore, distinguishable from the proposals cited above. As a result, any action ultimately taken by the Company upon implementation of the Proposal could be significantly different from the actions envisioned by shareholders voting on the Proposal. Accordingly, the Company believes that exclusion of the Proposal under Rule 14a-8(i)(3) is justified.

In addition, the Proposal fails to disclose material facts that are necessary in order to make the Proposal not materially false and misleading. As discussed in Section II.A., the Proposal, if implemented, would cause the Company to unilaterally amend the terms of agreements with senior executives causing the Company to breach those agreements and to become liable for damages. The Proposal does not highlight these issues and the failure of the Proposal to do so is so material as to deprive shareholders of critical information regarding the Proposal. Accordingly, the omission of any discussion of the legal and practical implications of implementing the Proposal is materially false and misleading to shareholders.

III. CONCLUSION

For the reasons stated above, the Company requests that the Staff concur with the Company's view that the Proposal may properly be excluded from the Proxy Materials pursuant to (i) Rule 14a-8(i)(2) because the implementation of the Proposal would cause the Company to violate state law; (ii) Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal; and (iii) Rule 14a-8(i)(3) because the Proposal is vague and indefinite and, therefore, materially false and misleading in violation of Rule 14a-9.

This letter is being filed with the Commission pursuant to Rule 14a-8(j) no later than 80 calendar days before the Company intends to file its definitive Proxy Materials.

On behalf of the Company, we request that the Staff fax a copy of its response to this letter to the undersigned at (917) 777-3207 and to the Proponent at (202) 785-4606.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 735-3207.

Very truly yours,



Marie Gibson

cc: Joseph F. Haggerty, Esq., Executive Vice President, Global General Counsel and Corporate Secretary, Mylan Inc.
Mr. Charles Jurgonis, AFSCME Employees Pension Plan

Exhibit A

Proposal


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

November 24, 2009

<u>**VIA OVERNIGHT MAIL and FAX (724) 514-1870**</u>
Mylan Inc.
1500 Corporate Drive
Canonsburg, Pennsylvania 15317
Joseph F. Haggerty, Vice President, Global General Counsel and Corporate Secretary

Dear Mr. Haggerty:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2009 proxy statement of Mylan Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2010 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 2,100 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, NW, Washington, DC 20036-5687



RESOLVED, that shareholders of Mylan urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before Mylan's 2011 annual meeting of shareholders. The shareholders recommend that the Committee not adopt a percentage lower than 75% of net after-tax shares. The policy should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to the executive.

SUPPORTING STATEMENT

Equity-based compensation is an important component of senior executive compensation at Mylan. According to Mylan's 2009 proxy statement, option and equity awards represented approximately 42 to 48% of the total direct compensation value provided to named executive officers in 2008, and company equity programs "align executives' interests with those of our shareholders." In the last three years, Mylan's named executive officers have acquired more shares through vesting and option exercises than the shares they own outright. They have exercised over 2,367,039 options and acquired 627,546 shares through vesting for realized value over $32.8 million while owning 768,626 shares outright, along with 2,803,196 shares in options. We believe that the alignment benefits touted by Mylan are not being fully realized.

We believe there is a link between shareholder wealth and executive wealth that correlates to direct stock ownership by executives. According to an analysis conducted by Watson Wyatt Worldwide, companies whose CFOs held more shares generally showed higher stock returns and better operating performance. (Alix Stuart, "Skin in the Game," CFO Magazine (March 1, 2008))

Requiring senior executives to hold a significant portion of shares obtained through compensation plans after the termination of employment would focus them on Mylan's long-term success and would better align their interests with those of Mylan shareholders. In the context of the current financial crisis, we believe it is imperative that companies reshape their compensation policies and practices to discourage excessive risk-taking and promote long-term, sustainable value creation. A 2009 report by the Conference Board Task Force on Executive Compensation stated that hold-to-retirement requirements give executives "an evergrowing incentive to focus on long-term stock price performance." (http://www.conference-board.org/pdf_free/ExecCompensation2009.pdf)

Mylan has a minimum stock ownership guideline requiring executives to own a number of shares of Mylan stock as a multiple of salary. The executives covered by the policy have until 2011 and 2013 to comply. We believe this policy does not go far enough to ensure that equity compensation builds executive ownership, especially given the extended time period for compliance. We also view a retention requirement approach as superior to a stock ownership guideline because a guideline loses effectiveness once it has been satisfied.

We urge shareholders to vote for this proposal.


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

November 24, 2009

VIA OVERNIGHT MAIL and FAX (724) 514-1870
Mylan Inc.
1500 Corporate Drive
Canonsburg, Pennsylvania 15317
Joseph F. Haggerty, Vice President, Global General Counsel and Corporate Secretary

Dear Mr. Haggerty:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address below.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, NW, Washington, DC 20036-5687



STATE STREET.

Kevin Yakimowsky
Assistant Vice President
Specialized Trust Services

STATE STREET BANK
200 Newport Avenue - JQB7
N. Quincy, MA 02171

Telephone: 617-985-7712
Facsimile: 617-769-6695
kyakimowsky@statestreet.com

November 24, 2009

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for MYLAN (cusip 628530107)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for **2,100 shares of Mylan** common stock held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of Mylan stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Kevin Yakimowsky



Exhibit B

Pennsylvania Law Opinion



1500 Corporate Drive
Canonsburg, PA 15317 USA
Phone 724.514.1800
Fax 724.514.1870
Web www.mylan.com

January 13, 2010

Mylan Inc.
1500 Corporate Drive
Canonsburg, PA 15317

Re: Mylan Inc. 2010 Annual Meeting; Shareholder Proposal of the American Federation of State, County and Municipal Employees ("AFSCME") Employees Pension Plan

Ladies and Gentlemen:

You requested my opinion as to certain matters of Pennsylvania law in connection with a proposal (the "Proposal") submitted by the American Federation of State, County and Municipal Employees ("AFSCME") Employees Pension Plan (the "Shareholder") to Mylan Inc., a Pennsylvania corporation (the "Company"), for inclusion in the Company's proxy statement for its 2010 annual meeting of shareholders.

In rendering the opinions set forth herein, I have examined and relied on originals or copies, certified or otherwise identified to my satisfaction, of the following:

(a) the Amended And Restated Articles of Incorporation, as filed with the Secretary of the Commonwealth of the Commonwealth of Pennsylvania on May 7, 2009 and as currently in effect (the "Charter");

(b) the Second Amended and Restated Bylaws of the Company, as currently in effect;

(c) the Mylan Inc. 1997 Incentive Stock Option Plan (the "1997 Plan");

(d) the Mylan Inc. Amended and Restated 2003 Long-Term Incentive Plan (the "2003 Plan"); and

(e) the Proposal, dated November 24, 2009, submitted to the Company and the supporting statement thereto.

In my examination, I have assumed the authenticity of all documents submitted to me as originals, the conformity to original documents of all documents submitted to me as facsimile, electronic, certified or photostatic copies, and the authenticity of the originals of such copies.

I am admitted to the bar of the Supreme Court of the Commonwealth of Pennsylvania. The opinions expressed herein are based on the Pennsylvania Consolidated Statutes (the "PACS") and Pennsylvania law in effect on the date hereof, which law is subject to change with possible retroactive effect. I do not express herein any opinion as to the laws of any other jurisdiction.

Factual Background

I understand, and for purposes of my opinions I have assumed, the relevant facts to be as follows:

The Company has awarded shares of the Company's stock to one or more senior executives under one or more of the 1997 Plan and the 2003 Plan (collectively, the "Plans"), and one or more senior executives currently hold shares of the Company's stock awarded to them under these plans.

Under cover of letter dated November 24, 2009, the Shareholder submitted the Proposal. The Proposal reads as follows:

> RESOLVED, that shareholders of Mylan urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before Mylan's 2011 annual meeting of shareholders. The shareholders recommend that the Committee not adopt a percentage lower than 75% of net after-tax shares. The policy should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to the executive.

Analysis

1. Implementation Of The Proposal Would Purport To Impose By Board Policy A Restriction On Transfer Of Stock Within The Meaning Of Section 1529(b) Of The PACS.

If implemented, the Proposal would require the Compensation Committee of the Board of Directors (the "Committee") of the Company to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment.

Such a policy would prevent senior executives from disposing of at least some of their shares of stock for a period of time. A provision which prevents or establishes preconditions for dispositions by shareholders of their stock is a transfer restriction within the meaning of Section 1529(b) of the PACS. *Seven Springs Farm, Inc. v. Croker*, 748 A.2d 740, 754-55 (Pa. Super. Ct. 2000), *aff'd*, 801 A.2d 1212 (Pa. 2002).

2. Restrictions On Transfer Of Stock May Not Be Imposed Retroactively Without The Consent Of The Holder.

Section 1529(b) of the PACS ("Section 1529(b)") provides that "[a] restriction so imposed shall not be binding with respect to securities issued prior to the adoption of the restriction unless the holders of the securities are parties to the agreement or voted in favor of the restriction." *15 Pa.C.S. § 1529(b) (2009)*. Thus, a restriction on transfer is not valid if it purports to affect securities issued before its adoption without the consent of the holder. Although no Pennsylvania court has addressed Section 1529(b), Delaware courts have been consistent in upholding the plain meaning of Section 202(b) of the Delaware General Corporation Law,[1] a provision similar to Section 1529(b), and finding a restriction on transfer cannot affect securities issued prior to its adoption without the consent of the holder. *See B&H Warehouse, Inc. v. Atlas Van Lines, Inc.*, 490 F.2d 818, 825-27 (5th Cir. 1974); *Joseph E. Seagram & Sons, Inc. v. Conoco, Inc.*, 591 F. Supp. 506, 513 (D. Del. 1981)).

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1 Section 202(b) of the Delaware General Corporation Law states:

> "... No restrictions so imposed shall be binding with respect to securities issued prior to the adoption of the restriction unless the holders of the securities are parties to an agreement or voted in favor of the restriction."

8 *Del. C.* § 202(b).

As set forth above, shares of the Company's stock have been issued to and are held by senior executives of the Company. As set forth in the Proposal, the restrictions purportedly established by the board policy would apply to all senior executives regardless of whether a particular senior executive agreed to or voted in favor of the restriction. Thus, a board policy that purported to restrict a senior executive from disposing of shares of the Company's stock issued prior to adoption of the board policy would be invalid under Section 1529(b).

3. Implementation of the Proposal Would Violate Pennsylvania Law by Requiring the Company to Unilaterally Breach Existing Contracts

By implementing the Proposal, the Company would impermissibly violate Pennsylvania law because such implementation would breach existing contracts with senior management.

Generally, the shares of the Company's common stock acquired by senior executives of the Company were acquired pursuant to the terms of the Plans, which are the Company's plans for issuing stock options, restricted stock awards, restricted stock units and performance stock units to its employees, including senior executives. The terms of the Plans are extensive, but one thing is clear: they impose no restrictions on transfer of shares by senior executives, other than a requirement that awards of stock or other securities generally may not be transferred prior to vesting.[2] The Plans clearly

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2 Specifically, the Preamble of the 2003 Plan gives the Committee authority to make awards to employees, including senior executives, in the form of non-qualified stock options, incentive stock options, stock appreciation rights, restricted shares or restricted units, performance awards, other stock-based awards and short-term cash incentive awards (all of these forms referred to collectively or individually as an "Award"). Article VI, Section 6.03(a) of the 2003 Plan provides that "[a]n Award Agreement with respect to Options and Stock Appreciation Rights may contain such waiting periods, exercise dates and restrictions on exercise (including, but not limited to, periodic installments) as may be determined by the Committee at the time of grant." Article VI, Section 6.03(e)(iii) of the 2003 Plan provides that "[i]f a Participant's employment by the Company or its Subsidiaries shall terminate because of Retirement, any Option and Stock Appreciation Right then held by the Participant, regardless of whether it was otherwise exercisable on the date of Retirement, may be exercised by the Participant at any time, or from time to time, during the balance of the exercise period as set forth in Section 6.03(b)(iii)." Section 6.03(e)(v) goes on to provide that "[e]xcept as provided by paragraphs (i) through (iv) of this Section 6.03(e), if a Participant's employment shall cease by reason of a voluntary or involuntary termination, either with or without cause, . . . the Participant may exercise any Options and Stock Appreciation Rights that are exercisable as of the date of such termination at any time, or from time to time, until the later of (A) thirty (30) days after such Participant's termination of employment or (B) thirty (30) days after the Participant receives notice from the Committee of the termination of the Participant's Options and Stock Appreciation Rights." Article VII, Section 7.01(c) of the 2003 Plan provides that "[n]one of the

provide that once Awards become vested and are exercised, senior executives receive freely transferable shares. The unilateral transfer restriction called for by the Proposal would violate these basic contractual terms of the Plans.

The policy called for by the Proposal, if implemented, would cause the Company to breach existing contracts, in violation of Pennsylvania contract law. When faced with a situation where the terms of a contract have been breached, Pennsylvania courts have been consistent in finding it a violation of Pennsylvania law. *Ferrer v. Trs. of the Univ. of Pa.*, 825 A.2d 591, 610 (Pa. 2002) ("[w]here one party to a contract without any legal justification, breaches the contract, the other party is entitled to recover, unless the contract provided otherwise").

The Proposal may also be interpreted to ask the Committee effectively to amend the Company's existing contracts by unilaterally "requiring" senior executives to submit to a transfer restriction that does not exist under their Award contracts with the Company. Under Pennsylvania law, an amendment to a contract cannot be imposed unilaterally, and instead requires the consent of all parties to the contract. *Sterling Mint Co. v. Dellenbarger Mach. Co.*, 107 Pa. Super. 287, 289 (Pa. Super. Ct. 1932) ("[t]he contract between them could not be altered . . . by the defendant alone, without the consent of the plaintiff to the change. The defendant cannot substitute a new and different contract . . . .") In addition, the unilateral amendment called for by the Proposal would violate the express terms of the Plans, which provide that the Board may not impose any amendment that would adversely affect a bound employee without that employee's written consent.

While several provisions of the Plans state that Awards are subject to "terms," "conditions," or "restrictions" determined by the Board or the Committee, usually in the Board's or the Committee's "sole discretion," these provisions should not reasonably be interpreted, however, as allowing the Board or the Committee to unilaterally impose additional terms or transfer restrictions on Awards or on shares underlying Awards (1) after an Award is made but before an Award is exercised, or (2) after the Award is exercised. For example, it would be unfathomable to assume that the Board's or the Committee's discretion could be read to unilaterally allow it to increase

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Restricted Shares may be assigned or transferred (other than by will or the laws of descent and distribution or to an inter vivos trust with respect to which the Participant is treated as the owner under Sections 671 through 677 of the Code), pledged or sold prior to the lapse of the restrictions applicable thereto." Article IX, Section 9.02(a) of the 2003 Plan provides that "[a]ny Common Stock subject to Awards made under this Article IX may not be sold, assigned, transferred, pledged or otherwise encumbered prior to the date on which the shares are issued, or, if later, the date on which any applicable restriction, performance or deferral period lapses." The Plans provide for no other restrictions on transfer.

the exercise price of a stock option Award after the Award was granted or the option was exercised. In addition, as discussed above, the Plans expressly provide that the terms of the Plans may not be modified in a manner that adversely affects the rights of bound employees.

Pennsylvania law provides that a breach of contract is a violation of law. By requiring the Company to violate the terms of the Plans as described above, implementation of the Proposal would violate Pennsylvania law.

4. Implementation of the Proposal Would Violate Pennsylvania Law by Requiring the Company to Treat Shares of the Same Class Differently

Under Section 1521(d) of the PACS ("Section 1521(d)"), each share of a corporation belonging to the same class of shares must "be in all respects equal to every other share." *15 Pa.C.S. § 1521(d) (2009)*. By implementing the Proposal, the Company would impermissibly violate Pennsylvania law because such implementation would unlawfully differentiate the rights of shareholders who are "senior executives" from the rights of all other shareholders. That is, shares held by shareholders who are "senior executives" would be subject to a restriction on transfer that shareholders who are not "senior executives" are not. As a result, shareholders who are "senior executives" would be treated differently from all other holders of the Company's common stock. Although the PACS permits a corporation to alter the rights afforded to the holders of different classes of stock, it is not permissible for a corporation to vary the rights of holders within the same class.

Although no Pennsylvania court has addressed Section 1521(d), when faced with a situation where shares of the same class have not been afforded equal treatment, New York courts have been consistent in upholding the plain meaning of Section 501(c) of the New York Business Corporation Law,[3] a provision similar to Section 1521(d), and finding that all shares in the same class must be treated equally. In a case involving an unequal distribution of tax benefits to holders of the same class of shares, New York's highest court, the Court of Appeals, looked to Section 501(c) to determine that such unequal treatment was illegal. *Cawley v. SCM Corp.*, 72 N.Y.2d 465, 473-74 (1988). Similarly, in a case dealing with unequal payouts to shareholders of the same class, a different New York court also found Section 501(c) to prohibit unequal

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3 Section 501(c) of the New York Business Corporation Law states:

> "Subject to the designations, relative rights, preferences and limitations applicable to separate series and except as otherwise permitted by subparagraph two of paragraph (a) of section five hundred five of this article, each share shall be equal to every other share of the same class. . . ."

N.Y. Bus. Corp. § 501(c) (2009).

treatment among shares in the same class. *Beaumont v. American Can Co.*, 533 N.Y.S.2d 145, 146 (N.Y. App. Div. 1990), *citing Cawley*, 72 N.Y.2d at 473-74.[4]

Section 1521(d) provides that unequal treatment of holders of the Company's common stock is impermissible in that there can be no lawful differentiation between the rights of holders of the same class of shares. By treating the shares held by "senior executives" differently (and unequally) from the shares held by all other shareholders (in that the shares held by "senior executives" would be subject to restrictions on transfer), without complying with the lawful transfer restrictions contemplated by Section 1529(b) (as discussed above), implementation of the Proposal would [in all likelihood] place the Company in a position of violating the equal treatment requirement of Section 1521(d).

* * *

Based upon and subject to the foregoing, it is my opinion that implementation of the Proposal would violate Pennsylvania law, and that a Pennsylvania court, if presented with the question, would so conclude.

This opinion is furnished to you solely for your benefit in connection with the Proposal, and except as set forth in the next sentence, is not to be used, circulated, quoted or otherwise referred to for any other purpose or relied upon by any other person without my express written permission. I hereby consent to your furnishing a copy of this opinion to the Staff of the Securities and Exchange Commission in connection with a no-action request with respect to the Proposal and to Skadden, Arps, Slate, Meagher & Flom LLP relying on this opinion in connection with submitting a no-action request on behalf of the Company in connection with the Proposal.

Very truly yours,



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4 In *Fe Bland v. Two Trees Mgmt. Co.*, 66 N.Y.2d 556 (1984), the Court of Appeals invalided the decision of a co-op board to charge disparate fees ("flip taxes") to different shareholders on the basis that, under Section 501(c), such flip taxes constituted disparate treatment of shareholders of the same class (because charging different fees to owners of the same number of shares of the same class could only mean that such shares had different relative rights). In response, the New York Legislature amended Section 501(c) to exempt residential co-ops—but not any other type of corporation—from the equal treatment requirements of Section 501(c). *See* N.Y. Assem. Debate over Bill No. 9329-C (statement by Mr. Koppel) (May 12, 1986).